Stuart M. Falber
May 11, 2010
+1 617 526 6663 (t)
+1 617 526 5000 (f)
By EDGAR Submission	stuart.falber@wilmerhale.com
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3628
Washington, DC 20549
Attention: Mellissa Duru

Re:	Penwest Pharmaceuticals Co. Preliminary Proxy Statement on Schedule 14A Filed on April 23, 2010 Soliciting Materials filed on Schedule 14A Filed on April 23, 2010 File No. 001-34267
Ladies and Gentlemen:
     On behalf of Penwest Pharmaceuticals Co. (the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Preliminary Proxy Statement on Schedule 14A (File No. 001-34267) (the “Preliminary Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 23, 2010, as amended by Amendment No. 1 filed by the Company with the Commission on May 5, 2010. The Company is filing this Amendment No. 2 in response to comments contained in the letter dated May 7, 2010 (the “Letter”) from Mellissa Duru of the Staff (the “Staff”) of the Commission to Jennifer L. Good, the Company’s President and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy Statement as set forth in Amendment No. 2. Page numbers referred to in the responses reference the applicable pages of Amendment No. 2. For your convenience, the Company is also providing you supplementally with a copy of Amendment No. 2 marked to show the changes made to the Preliminary Proxy Statement.
     On behalf of the Company, we advise you as follows:
General
1.	We note your response to prior comment 4 in your response letter dated May 5, 2010. As done in your response, please revise the disclosure in the proxy statement to explain how and why the nominating committee believed the nomination of the company’s nominees
Wilmer Cutler Pickering Hale and Dorr llp, 60 State Street, Boston, Massachusetts 02109
Beijing      Berlin      Boston      Brussels      Frankfurt      London      Los Angeles      New York      Oxford      Palo Alto      Waltham      Washington

Securities and Exchange Commission
May 11, 2010

would be in the best interest of shareholders as compared to the nomination of the dissidents.

Response:	The Company has revised page 9 of the Preliminary Proxy Statement pursuant to the Staff’s comment.

2.	We note your response to prior comments 5 and 6 and partially reissue the comments. We remind you that the basis for support, if contained in other documents such as reports, articles or periodic filings, should be provided and appropriately marked to identify the relevant portions of the documents so that we can assess the context of the information upon which you rely. For example, please provide documentation that evidences Mr. Bianchi’s involvement with the development of “turnaround plans for VELCADE”, and his role in conceiving and developing the US co-promotion agreement with Ortho-Biotech. Similarly, please provide financial statement line items or marked periodic reports that provide support for the figures cited in response 6.

Response:	Since February 2006, when Dr. Bianchi joined Millennium Pharmaceuticals, Inc. (“Millennium”), he has served as Executive Vice President for Commercial Operations. As reported on the Millennium website, the groups of the Millennium business reporting to him include marketing, sales, medical affairs, new products, government affairs, pharmaceutical and commercial operations, and are responsible for all Millennium brands, including VELCADE, which is Millennium’s lead product. As such, Dr. Bianchi has been responsible for the commercial aspects of VELCADE since he joined the Company.

Dr. Bianchi’s role with respect to VELCADE and the US co-promotion agreement is further supported by two press releases – the first, dated October 26, 2006, announces the co-promotion agreement entered into between Millennium and Ortho Biotech Inc. and includes a statement from Dr. Bianchi on behalf of Millennium; the second, dated April 26, 2007, in a discussion regarding VELCADE highlights includes a statement from Dr. Bianchi addressing the sales and marketing of VELCADE.

Copies of these press releases, as well as the press release dated January 25, 2006 announcing Millennium’s hiring of Dr. Bianchi, and the biography of Dr. Bianchi that currently appears on the Millennium website have been provided to the Staff supplementally.

With regard to the Staff’s request for financial statement line items or marked periodic reports that provide support for the figures cited in

Securities and Exchange Commission
May 11, 2010

response 6 to the Company’s response letter to the Staff dated May 5, 2010, please note that such figures are not included in a financial statement line item or periodic reports of the Company because the Company does not separately report revenues received pursuant to its drug delivery collaboration agreements.

However, set forth on Exhibit A to this letter is a table showing the revenue recognized by the Company in connection with its drug delivery collaboration agreements, portrayed on an annual and quarterly basis beginning with revenue for the year ended December 31, 2007, through and including the year ending December 31, 2009. Such table includes the bases for the calculations that led to the following information with respect to the Company’s drug delivery collaboration agreements, which information has been revised from that provided in the Company’s response letter to the Staff dated May 5, 2010, based on information provided by the Company:
•	revenue increased by 132% from 2008 to 2009;

•	revenue increased by 1,156% from 2007 to 2009; and

•	revenue levels increased from $618,000 in the first half of 2009 to $1,807,000 in the second half of 2009;
Although the Company notes that such information is not included in a financial statement line item or periodic report of the Company, the Company notes for the Staff’s benefit the line item “collaborative licensing and development revenue” included under the heading “Revenues” in the section titled “Results of Operations for Years Ended December 31, 2009, 2008 and 2007” of its Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on March 16, 2010. For 2009, collaborative licensing and development revenue was comprised of revenue under the Company’s drug delivery collaboration agreements plus revenue recognized by the Company in connection with the Company’s agreements with Endo Pharmaceuticals Inc. (“Endo”) and Valeant Pharmaceuticals International (“Valeant”) that were entered into in connection with the agreement of Endo and Valeant that granted Valeant the exclusive right to develop and commercialize Opana ER in Canada, Australia and New Zealand. For 2008, collaborative licensing and development revenue was comprised solely of revenue under the Company’s drug delivery collaboration agreements. For 2007, collaborative licensing and development revenue was comprised of revenue under the Company’s drug delivery collaboration agreements plus revenue recognized by the Company in connection with the Company’s agreement with Mylan Pharmaceuticals Inc. and Merck S.A. Industrias Quimicas relating to an extended release version of nifedipine.
3.	In response to prior comment 5, you cite two unidentified contacts that Mr. Bianchi has made in the pharmaceutical industry as support for the assertion regarding Mr. Bianchi’s extensive contacts. We disagree that your response provides a sufficient basis for the assertion. We also note that your response states that Mr. Bianchi has provided “valuable” contacts. The evidence that follows in your response similarly, does not

Securities and Exchange Commission
May 11, 2010

appear to support that assertion. Please revise your disclosure accordingly to eliminate the characterization of Mr. Bianchi’s contacts as either “extensive” or “valuable”, unless you can support such assertions.

Response:	The Company has revised page 10 of the Preliminary Proxy Statement to eliminate these references pursuant to the Staff’s comment.

4.	Please supplementally explain to us and provide support for, the last sentence of your response to comment 6 (i.e., that growth in revenue under the agreements directly correlates with related development activity under these agreements).

Response:	In the response to comment 6 of its letter to the Staff dated May 5, 2010, the Company stated, “[I]n addition, growth in revenue under these agreements directly correlates with the related development activity under these agreements.” The Company confirms the accuracy of that statement to the Staff. Under its drug delivery collaboration agreements, the Company is generally reimbursed for its research and development costs. The Company’s costs increase when the Company’s activities under a drug delivery collaboration agreement increase, and when the Company’s costs increase, the revenue recognized by the Company from a collaborator as reimbursement of these costs generally increases.

The Company does not separately report revenues recognized as reimbursement of research and development costs. Collaborative licensing and development revenue consists of the recognized portion of up-front fees, reimbursement of research and product development costs incurred, up to the amounts specified in the drug delivery collaboration agreements, and potential milestone payments upon the achievement of specified events under these collaboration agreements. Set forth on Exhibit B to this letter is a table showing the portion of collaborative licensing and development revenue that is attributed to the reimbursement of the Company’s research and development costs. These revenues have increased from year to year and from the first half of 2009 to the second half of 2009.
* * *
     The Company acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in Amendment No. 2; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
May 11, 2010

     If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.
Very truly yours,
/s/ Stuart Falber
Stuart Falber
Enclosures
cc: Jennifer L. Good

Exhibit A
Penwest Pharmaceuticals Co.
(all dollar amounts in thousands)

	2007	2008					2009					Total Year
												2009	2009
												vs	vs
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	2008	2007
Revenue from the Company’s Drug Delivery Collaboration Agreements	$193	$89	$477	$270	$208	$1,044	$368	$250	$852	$955	$2,425	132%	1156%

Exhibit B
Penwest Pharmaceuticals Co.
(all dollar amounts in thousands)

	2007	2008					2009					Total Year
												2009	2009
												vs	vs
	Total	Q1	Q2	Q3	Q4	Total	Q1	Q2	Q3	Q4	Total	2008	2007

Collaborative Licensing and Development Revenue Attributed to Reimbursement of the Company’s Research and Development Costs	$176	$79	$345	$209	$202	$835	$162	$113	$356	$934	$1,565	87%	789%